July 25, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Sara Kalin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	CHINA MOBILITY SOLUTIONS, INC.
REGISTRATION STATEMENT ON FORM SB-2
LAST FILED ON JUNE 22, 2006
FILE NO. 333-128323

Dear Ms. Kalin:

In connection with the above-referenced matter and on behalf of our client China Mobility Solutions, Inc. (the “Company”), we have enclosed two courtesy copies of Amendment No. 4 to the Company’s registration statement, along with a copy marked to show changes from Amendment No. 3. In addition to the Shares of Common Stock removed in accordance with comment number 3 below, the Company had removed from this Registration Statement the Shares of Common Stock issuable upon exercise of the Placement Agent Warrants in accordance with the review of this registration statement by the SEC Corporate Finance Department. This letter is in response to your letter to Ms. Angela Du, dated July 18, 2006. We will address your comments in the order in which they appear in your letter.

Amendment No. 3 to Registration Statement on Form SB-2

General

1.	The letter dated June 21, 2006, as well as this one has been submitted on EDGAR.

2.
This comment has been complied with. Disclosure has been made in the Risk Factor Section and Management’s Discussion and Analysis. You will receive a separate response letter from the Company’s auditors with their analysis as to why no additional disclosure is needed in the financial statements.

Selling Stockholders, Page 45

3.
This comment has been complied with. The shares issuable (they have not been issued) to Crystal Research Associates have been removed from this Registration Statement. Additional risk factor disclosures have been made, however, no money was paid by the warrant holder and no financial disclosure was required.

The Company believes it has been responsive to all of the Staff’s comments and it will seek to have its registration statement declared effective once the Staff has had an opportunity to review the filings. Please do not hesitate to contact the undersigned at (212) 841-0707 if you have any questions or desire any information.

Very truly yours,
PHILLIPS NIZER LLP
/s/ Elliot H. Lutzker
Elliot H. Lutzker

cc: Angela Du